SECURITIES
Was

07001010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/26/2005 (MM/DD/YY) AND ENDING 11/24/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mark W. Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of November 24, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and the supplemental schedules as of November 24, 2006, have been or will be made available to Executive Officers of the Company

Signature

Chief Financial Officer

Title

Notary Public

1/18/2007

Date

MARIA M. TRABOLSE
Notary Public, State of New York
No. 01TR6147214
Qualified in Richmond County
Term Expires May 30, 2010

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

November 24, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. and its subsidiaries (the "Company") at November 24, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 19, 2007

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

As of November 24, 2006
(in thousands)

Assets		
Cash and cash equivalents	$	54,423
Cash and securities segregated for regulatory and other purposes		6,025,355
Receivables from brokers, dealers and clearing organizations		1,446,066
Receivables from customers and counterparties		2,452,304
Securities borrowed		12,508,769
Securities purchased under agreements to resell		727,604
Financial instruments owned, at fair value		851,452
Financial instruments owned and pledged as collateral, at fair value		1,751,132
Total financial instruments owned, at fair value		2,602,584
Other assets		273,575
Total assets	$	26,090,680
Liabilities and Partners' Capital		
Secured short-term borrowing	$	1,000,000
Unsecured short-term borrowing		3,822,268
Total Short-term borrowings		4,822,268
Payables to brokers, dealers and clearing organizations		745,092
Payables to customers and counterparties		12,349,198
Securities loaned		3,270,926
Securities sold under agreements to repurchase		9,147
Financial instruments sold, but not yet purchased, at fair value		1,611,748
Other liabilities and accrued expenses		293,339
		23,101,718
Commitments, contingencies and guarantees		
Subordinated borrowings		1,995,000
Partners' capital		
Partners' capital		993,928
Accumulated other comprehensive income		34
Total partners' capital		993,962
Total liabilities and partners' capital	$	26,090,680

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Description of Business

Goldman Sachs Execution & Clearing, L.P. (GSEC), a limited partnership, registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the Company), is a wholly-owned subsidiary of SLK LLC, a limited liability company. SLK LLC is a 99% owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.) and a 1% owned subsidiary of SLK Acquisition Holdings Inc. which is a wholly owned subsidiary of Group Inc., a Delaware Corporation.

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Trading.** The Company engages in floor-based and electronic market making as a specialist on U.S. equities exchanges. These products consist of equity securities, including exchange traded funds (ETF's) and options, as well as the hedging of these products with fixed income products and derivatives.

- **Commissions and Clearance.** The Company facilitates and finances transactions with a diverse group of corporations, financial institutions, government, hedge funds and individuals. It executes and clears customer transactions on major stock, options and futures exchanges worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

Use of Estimates. This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these are estimates and assumptions related to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation. This consolidated statement of financial condition includes the accounts of GSEC and all other entities in which the Company has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles. The Company's consolidating subsidiaries are all voting interest entities.

- **Voting Interest Entities.** Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entities' activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated statement of financial condition", as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has a majority voting interest.

- **Equity-Method Investments.** When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-

substance common stock, the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

- **Other.** If the Company does not consolidate an entity or apply the equity method of accounting, the Company accounts for its investment at fair value.

Unless otherwise stated herein, all references to November 2006 refer to the Company's fiscal year ended or the date, as the context requires, November 24, 2006.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition on a trade date basis and consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the Company separates its financial instruments into two categories - cash (i.e., nonderivative) trading instruments and derivative contracts.

- **Cash Trading Instruments.** Fair values of the Company's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, listed equities and money market securities. In addition one of the Company's public investments is discounted for transfer restrictions based on predetermined written policies.

  Cash trading instruments owned by the Company (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

- **Derivative Contracts.** Fair values of the Company's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and reflect net of cash that the Company has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). OTC derivatives are valued using valuation models. Fair values of the Company's exchange-traded derivatives are generally determined from quoted market prices.

  When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer spreads and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when the Company has relinquished control over the transferred assets.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government and federal agency obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements", or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts" are satisfied. The Company receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these financial instruments on a daily basis and delivers or obtains additional collateral as appropriate. The Company conducts its financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase transactions substantially with Goldman Sachs and Company, (GSCO).

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. The Company conducts its securities borrowed and loaned transactions substantially with GSCO.

Share-based Compensation

The Company participates in the share-based compensation plans of Group Inc. In the first quarter of 2006, the Company adopted SFAS No. 123-R, "Share-Based Payment," which is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123-R focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments. Share-based employee awards that require future service are amortized over the relevant service period. The Company adopted SFAS No. 123-R under the modified prospective adoption method. Under that method of adoption, the provisions of SFAS No. 123-R are generally applied only to share-based awards granted subsequent to adoption. The accounting treatment of share-based awards granted to retirement-eligible employees prior to the Company's adoption of SFAS No. 123-R has not changed.

Share-based awards granted to retirement-eligible employees prior to the adoption of SFAS No. 123-R must continue to be amortized over the stated service period of the award (and accelerated if the employee actually retires).

In the first quarter of 2006, the Company recorded a benefit for expected forfeitures on all outstanding share-based awards. The transition impact of adopting SFAS No. 123-R as of the first day of the Company's 2006 fiscal year, including the effect of accruing for expected forfeitures on outstanding share-based awards, was not material to the Company's results of operations.

The Company began to account for share-based awards in accordance with the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," in 2003. Share-based employee awards granted for the year ended November 29, 2002 and prior years were accounted for under the intrinsic-value-based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123.

Identifiable Intangible Assets

Identifiable intangible assets, which consist of specialist rights, are amortized over their estimated useful lives. Identifiable intangible assets are tested for potential impairment whenever events or changes in

circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition.

Property and equipment placed in service prior to December 1, 2001, are depreciated under the accelerated cost recovery method. Property and equipment placed in service on or after December 1, 2001 are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements for which the useful life of the improvement is shorter than the term of the lease are amortized under the accelerated cost recovery method if placed in service prior to December 1, 2001. All other leasehold improvements are amortized over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are amortized on a straight-line basis over useful life of the software.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company records a liability, based on the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the Company has ceased using the space and management has concluded that the Company will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition. The Company seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts and foreign currency denominated debt.

Income Taxes

As a partnership, the Company is subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in New York City and taxes in foreign jurisdictions on certain of its operations. Certain non-U.S. subsidiaries are subject to various foreign income taxes, which are included in the Company's provision for taxes. No additional income tax provision is required on the earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax

assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes". Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2006	
	Assets	Liabilities
Money market instruments	$ 145,000	$ -
U.S. government and federal agency obligations	8,236	169,888
Corporate and other debt obligations	26	26
Equities and convertible debentures	2,439,303	1,427,041
Derivative contracts	10,019	14,793
Total	$ 2,602,584	$ 1,611,748

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The Company's securities purchased under agreements to resell are collateralized by U.S. government and federal agency obligations. As of November 2006, the Company did not have credit exposure to any other counterparty that exceeded 5% of the Company's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or

contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the Company's derivatives disclosure, as these contracts may be settled in cash or the assets to be delivered under the contract are readily convertible into cash.

The Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

Derivative contracts are reported on a net-by-counterparty basis in the Company's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the Company's netting policy, is set forth below (in thousands):

	As of November 2006	
	Assets	Liabilities
Option contracts	10,019	14,793

Collateralized Transactions

The Company receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies and corporations, as well as equity and convertibles. These transactions are conducted primarily with GSCO.

In many cases, the Company is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements and other secured financings, collateralizing derivative transactions and meeting Company or customer settlement requirements. As of November 2006, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $29.7 billion, of which the Company delivered or repledged $27.2 billion.

The Company also pledges financial instruments it owns to counterparties who may or may not have the right to deliver or repledge them. Financial instruments owned and pledged to counterparties that have the right to deliver or repledge are included as "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statement of financial condition was $1.13 billion as of November 2006. Financial instruments owned and pledged in connection with repurchase agreements, securities lending agreements and other secured financing to counterparties that did not have the right to deliver or repledge are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition was $618.1 million as of November 2006.

Note 4. Short-Term Borrowings

The Company obtains unsecured short-term borrowings primarily from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of November 2006, these borrowings were $3.8 billion. During 2006, the Company has established an external third party line of credit of up to $1.0 billion. This is a secured facility with the Company pledging collateral to the third party. At November 24, 2006 the Company has $1.0 billion outstanding on this loan. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Subordinated Borrowings

Subordinated borrowings are obtained from Group Inc. As of November 2006, outstanding subordinated borrowings with Group Inc. bear interest at floating rates and total approximately $2.0 billion. The borrowing agreements contain an automatic rollover provision whereby the maturity date will be extended an additional year provided the borrower does not give notice of repayment on or before the day seven months preceding the then in effect maturity date.

Note 6. *Commitments,* Contingencies and Guarantees

Commitments

Letters of Credit. The Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $88.5 million as of November 2006.

Leases. The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2011. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, for the current year are set forth below (in thousands):

Minimum rental payments

2007	$ 9,751
2008	9,837
2009	8,223
2010	6,049
2011	1,974
Total	$ 35,834

Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition, but may be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees

In the ordinary course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its prime brokerage and clearing businesses, the Company agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2006.

Notes 7. Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets (in thousands):

		As of November 2006
New York Stock Exchange (NYSE) specialist rights	Gross carrying amount	$ 319,564
	Accumulated amortization	(97,188)
	Net carrying amount	$ 222,376

Substantially all of the Company's identifiable intangible assets are considered to have finite lives and are amortized over their estimated useful lives. The weighted average remaining life of the Company's identifiable intangibles is approximately 12 years.

Note 8. Other Assets and Other Liabilities

Other Assets

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the Company's other assets by type (in thousands):

	As of November 2006
Identifiable intangible assets	$ 222,376
Property, leasehold improvements and equipment	11,987
Equity-method investments and joint ventures	3,818
Miscellaneous receivables and other	35,394
Total	$ 273,575

Other Liabilities

Other liabilities and accrued expenses primarily include compensation and benefits, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the Company's other liabilities and accrued expenses by type (in thousands):

	As of November 2006
Compensation and benefits	$ 88,763
Accrued expenses and other payables	204,576
Total	$ 293,339

Note 9. Employee Benefit Plans

The Company's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Certain benefits are also provided to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain subsidiaries participate in various defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents covered under the U.S. program.

Defined Contribution Plans

The Company contributes to a Group Inc. employer-sponsored U.S. defined contribution plan. Group Inc. previously maintained a nonqualified defined contribution plan for certain senior employees which held shares of common stock. All shares were distributed to participants and there were no remaining assets in the plan as of January 2005.

Note 10. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other shared-based awards to employees of the Company. In the second quarter of 2003, the Amended SIP was approved, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

Other Compensation Arrangements

In November 2004, Group Inc. adopted a new deferred compensation plan for eligible employees. In general, under the plan, participants are able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants are able to nominally invest their deferrals in certain alternatives available under the plan. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the Company is not entitled to a corresponding tax deduction until the amounts are distributed.

In November 2004, Group Inc. adopted a discount stock program through which eligible senior executives may acquire restricted stock units in fiscal 2005 and 2006 under Group Inc.'s Amended SIP at an effective 25% discount. The 25% discount is effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units are 100% vested when granted, but the shares underlying them are not able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The shares underlying the restricted stock units that are granted in order to effect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the Company under the Amended SIP primarily in connection with year-end compensation and its purchase of the Company. The subsequent amortization of the cost of these restricted stock units is allocated to the Company by Group Inc. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the Company generally vest as outlined in the applicable stock option agreement and first become exercisable shortly after the third anniversary of the grant date. Year-end stock options for 2006 become exercisable in January 2010 and expire on November 27, 2016. Shares received on exercise prior to January 2011 will not be transferable until January 2011. All employee stock option agreements provide that vesting is accelerated in certain

circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 11. Related Party Transactions

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from Group Inc. and affiliates are reflected in the consolidated statement of financial condition as set forth below (in thousands):

Assets		
Cash and securities segregated for regulatory and other purposes	$	5,453,918
Receivables from brokers, dealers and clearing organizations		391,414
Securities borrowed		12,503,124
Securities purchased under agreements to resell		727,604
Other assets		1,076
Liabilities		
Short-term borrowings	$	3,822,268
Payables to brokers, dealers and clearing organizations		552,185
Securities loaned		3,270,926
Securities sold under agreements to repurchase		9,146
Other liabilities and accrued expenses		88,158
Subordinated borrowings		1,995,000

Note 12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. At the balance sheet date, the Company had total deferred tax asset of $46 thousand, total deferred tax liabilities of $16.5 million. No valuation allowance was required and there was no change in the valuation allowance during the year.

Note 13. Variable Interest Entity (VIE)

The Company has entered into a new variable interest entity (VIE) investment, the entity, Just Options LLC has been formed to provide option trading and clearing facilities for traders and market makers who become members of Just Options LLC. The Company has provided the majority of capital to fund the entity and at November 2006 has $7 million invested. Due to the large equity percentage that the Company currently holds, we were required to consolidate the entity as a subsidiary. As Just Options becomes profitable and the equity percentages shift, the accounting of this investment will revert to the equity method of accounting as prescribed by Accounting Principles Board (APB) Opinion No. 18.

Note 14. Net Capital Requirement

The Company's ultimate parent, Group Inc., is regulated by the U.S. Securities and Exchange Commission (SEC) as a Consolidated Supervised Entity (CSE). As such, it is subject to group-wide supervision and examination by the SEC and subject to minimum capital requirements on a consolidated basis. As of November 2006, the Company's ultimate parent, Group Inc. was in compliance with the CSE capital requirements.

GSEC is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GSEC has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2006, GSEC had regulatory net capital, as defined, of $684.2 million of which $640.3 million exceeded the minimum net capital requirement of $43.9 million.

Certain other subsidiaries of GSEC are also subject to Rule 15c3-1, all of which were in compliance as of November 2006. GSEC and certain of its subsidiaries are also subject to additional regulatory requirements of exchanges of which they are members. As of November 2006, these requirements were greater than the minimum requirements under Rule 15c3-1. GSEC's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements. As of November 2006, each entity was in compliance with their respective exchange requirements.

As of November 2006, GSEC made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve amount and value of securities held on deposit in the Reserve Bank account was $3.01 billion.

Note 15. Subsequent Events

The Company intends to file a tax form and elect to change its tax filing status from a limited partnership to a C corporation. This election will be effective beginning on November 25, 2006 (the"Effective Date"). Beginning on the Effective Date, the Company will be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the Company will be subject to U.S. federal and various state and local income taxes on its earnings. The Company is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The Company computes its tax liability as if it were filing a tax return on a separate company basis and will settle such liability with Group Inc. pursuant to the tax sharing agreement.